LOCKBOX LINK, INC.

13708 Ruette Le Parc #C

Del Mar, CA 92014

July 28, 2015

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attn:  Jeff Kauten

Re:

Lockbox Link, Inc.

Registration Statement on Form S-1

Filed June 29, 2015

File No. 333-198677

RE: Request for Accelerated Effectiveness of Registration

Dear Mr. Kauten;

Lockbox Link, Inc. hereby withdraws its previous request for accelerated filing.

Very truly yours,

LOCKBOX LINK, INC.

/s/ Iryna Clark

Iryna Clark

President